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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

October 26, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 20

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Karen Rossotto of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 20 to the Registrant’s registration statement on Form N-1A. PEA No. 20 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Health Care ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 20.

COMMENT 1:	(Prospectus – Fund Summary – Fees and Expenses of the Fund) Please provide a completed fee table.

Response:	The Registrant has provided a completed fee table in the attachment.

COMMENT 2:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please provide more detail regarding the securities in which the Fund will invest. For example, please describe what the Fund sees as the “health care industry” and the types of issuers it anticipates investing in.

October 26, 2022 Page 2

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 3:

(Prospectus – Fund Summary – Principal Investment Strategy)

Regarding the Fund’s 80% test, please elaborate how the Fund’s investments are related to the health care industry. Disclose how the economic fortunes of the issuers in which the Fund will invest are tied to the healthcare industry.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 4:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please explain how the Fund defines “principally engaged in” the research, development, production, or distribution of products and services related to the health care industry.

Response:	The Registrant defines “principally engaged in” as deriving greater than 50% of revenues from within the healthcare industry or, for issuers that have yet to generate revenue, the issuer’s research and development and products/services target or operate within the health care industry as defined by a third party. The Registrant has added disclosure regarding this definition to its Item 9 disclosure.

COMMENT 5:

(Prospectus – Fund Summary – Principal Investment Strategy)

If the Fund’s investments in emerging markets will be part of its principal investment strategy, please include disclosure regarding investments in emerging markets in Item 4.

Response:	Investment in emerging markets is not part of the Fund’s principal investment strategy.

COMMENT 6:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please disclose what the universe of companies that the Fund will initially consider will be before applying the subadviser’s fundamental criteria.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

October 26, 2022 Page 3

COMMENT 7:	(Prospectus – Fund Summary – Principal Investment Strategy) Please include more detailed disclosure regarding the Subadviser’s fundamental criteria, such as the factors considered.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 8:

(Prospectus – Fund Summary – Principal Investment Strategy)

The principal investment strategy mentions that the subadviser will engage in qualitative and quantitative review of potential issuers. Please disclose the type of data used by the Fund and the analysis it uses to identify investments.

Response:	The Registrant notes that the disclosure does not reference, and the Subadviser does not engage in, quantitative reviews of potential issuers. The Registrant has revised the disclosure as reflected in the attachment to include additional detail regarding factors considered by the Subadviser but does not believe disclosure regarding the specific types of data utilized is necessary.

COMMENT 9:

(Prospectus – Fund Summary – Principal Investment Strategy)

In the third bullet point of the third paragraph, please explain what is meant by “broad market opportunities.” Please clarify, for example, if Fund will invest in healthcare trends or in established issuers or innovative companies.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 10:

(Prospectus – Fund Summary – Principal Investment Strategy)

In the Fund’s concentration policy, please remove the reference to the health care “sector,” as this disclosure should only reference an industry or group of industries.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 11:	(Prospectus – Fund Summary – Principal Risks) Please revise “Health Care Sector Risk” to instead refer to “Health Care Industry Risk.”

October 26, 2022 Page 4

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 12:	(Prospectus – Fund Summary – Principal Risks) Please consider revising “Health Care Sector Risk” to include any additional risks that are specific to health care.

Response:

The Registrant has added the following to the disclosure:

Health Care Industry Risk: Because the Fund seeks to invest all, or substantially all, of its assets in the health care industry, the value of its shares will depend on the general condition of the that industry. The health care industry may be affected by any number of factors, including, but not limited to, lapsing patent protection, industry innovation, extensive government regulation, restrictions on government reimbursement for medical expenses, research and development costs, limited product lines, product liability litigation, an increased emphasis on outpatient services, and competitive forces.

COMMENT 13:	(Prospectus – Fund Summary – Principal Risks) Please consider whether the “Limited Number of Holdings Risk” and “Non-Diversification Risk” are redundant and whether one can be removed.

Response:	The Registrant has revised the disclosure to remove Limited Number of Holdings Risk.

COMMENT 14:

(Prospectus – Fund Summary – Principal Risks)

Please revise “Premium/Discount Risk” for clarity. For example, consider separating out disclosure relating to authorized participants from disclosure for retail investors.

Response:	The Registrant has revised the disclosure as follows: Premium/Discount Risk: The market price of the Fund’s shares will generally fluctuate in accordance with changes in the Fund’s net asset

October 26, 2022 Page 5

value as well as the relative supply of and demand for shares on the Exchange. The Adviser cannot predict whether shares will trade below, at or above their net asset value because the shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related, but not identical, to the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. This may result in the Fund’s shares trading significantly above (premium) or below (discount) the Fund’s net asset value, which will be reflected in the intraday bid/ask spreads and/or the closing price of shares as compared to net asst value. However, given that shares can only be purchased and redeemed in Creation Units~~, and only~~ to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Adviser believes that large discounts or premiums to the net asset value of shares should not be sustained. During stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund’s shares and their net asset value.

COMMENT 15:	(Prospectus – Fund Summary – Principal Risks) As the Fund will invest in issuers of all market capitalizations, please include disclosure of risks of small and mid-cap companies.

Response:

The Registrant has added the following disclosure:

Small and Mid Cap Risk: The Fund’s performance may be more volatile because it may invest in issuers that are smaller companies. Smaller companies may have limited product lines, markets and financial resources. Securities of smaller companies are usually less stable in price and less liquid than those of larger, more established companies. Additionally, small and mid cap stocks may fall out of favor relative to large cap stocks, which may cause the Fund to underperform other equity funds that focus on large cap stocks.

October 26, 2022 Page 6

COMMENT 16:

(Prospectus – Additional Information about the Fund’s Investments – Principal Investments)

Under “Equity securities” there is disclosure regarding preferred stocks, warrants, rights to subscribe to common stocks, depositary receipts, and interests in MLPs. If any of these may be part of the Fund’s principal investment strategy, please include disclosure above in Item 4. If these are not principal investments, please move such language to the SAI.

Response:	The Registrant notes that disclosure regarding preferred stocks is included in Item 4 and the Registrant has added disclosure regarding depositary receipts to Item 4. The Registrant has removed references to warrants, rights and MLPs.

COMMENT 17:

(Prospectus – Additional Information about the Fund’s Investments – Principal Investments)

We note that “Foreign Securities Risk” is long and detailed, including discussions of emerging market issuers. As investments in foreign issuers will not be more than 35% of the Fund, please consider whether such detail would be more appropriate for the SAI. Additionally, please consider adding disclosure regarding risks specific to health care companies in foreign markets. In addition, if the references to emerging markets are maintained, please note that investments in emerging markets are not principal investments.

Response:	The Registrant has revised the disclosure to remove the “Foreign Securities Risk” section. In conformity with this deletion, the Registrant respectfully declines to add disclosure regarding risks specific to health care companies in foreign markets.

COMMENT 18:

(Prospectus – The Adviser – Harbor Capital Advisors, Inc.)

In the discussion regarding the provision of seed capital, the disclosure appears to be general in nature but uses the defined term “Fund”. If it is meant to be general, consider revising to use lowercase “fund” instead.

October 26, 2022 Page 7

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 19:

(Prospectus – The Subadviser)

In the discussion of the portfolio managers, we note that Mr. Renna joined the subadviser in 2013 as a member of the investment committee covering the health care sector. However, the composite of accounts presented below starts in 2021. In correspondence, please explain what other health care strategies were offered between 2013 and 2021 and the process you follow to determine what should and should not be included in “all fee-paying accounts under discretionary management by Westfield that have investment objectives, policies and strategies substantially similar to those of the Fund.”

Response:	The Registrant notes that the disclosure has been updated to reflect a composite inception date of 2020. When Mr. Renna joined Westfield in 2013, his responsibilities were to analyze and recommend securities within the health care industry for inclusion in Westfield’s broader investment strategies (i.e., strategies that were not limited to investment in the health care industry). Westfield established a health care-focused strategy in 2020.

COMMENT 20:

(Prospectus – The Subadviser – Westfield Health Care Composite Performance Information)

Given the composite was recently formed and does not reflect performance under a variety of market conditions, please explain why you feel it is appropriate and not potentially misleading to include it in the prospectus.

Response:	The Registrant has included the performance of the composite in reliance on Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996) (“Nicholas Applegate”). In Nicholas Applegate, the SEC staff allowed certain open-end funds to include the performance record of similarly managed private accounts that was achieved by the funds’ adviser to be used in those funds’ prospectuses. The SEC staff’s relief in Nicholas Applegate was conditioned on representations that the performance information would not be presented in a misleading manner, and it would not obscure or impede the understanding of other required information. The Nicolas Applegate relief was also conditioned on representations that: (i) the related performance presented should be for all the adviser’s similar managed accounts (i.e.,

October 26, 2022 Page 8

specific accounts should not be included or excluded to improve the performance presented); (ii) the related performance should be compared to an appropriate securities index; (iii) the related performance will be updated no less frequently than annually; (iv) the related performance cannot be given greater prominence than the fund’s performance; and (v) the related performance should be accompanied by disclosure that the related performance does not represent the historical performance of the funds and was not indicative of the funds’ future performance. The Fund’s prospectus complies with all of these requirements.

The Registrant acknowledges the short period of time since the launch of the composite. However, Harbor Capital believes that the composite track record is nonetheless useful information in showing how the strategy has performed in prior periods. To address this comment, the Registrant has added disclosure stating that the composite has limited performance history and does not reflect how the strategy will perform under a variety of market conditions.

COMMENT 21:

(Prospectus – The Subadviser – Westfield Health Care Composite Performance Information)

If the actual fees and expenses of the composite are lower than those of the Fund, disclose that the use of the Fund’s expense structure would have lowered the performance results.

Response:	The Registrant notes that the net performance of the composite represents the fees and expenses of the Fund. Therefore, the use of the Fund’s expense structure would not have lowered the performance results.

COMMENT 22:

(Prospectus – The Subadviser – Westfield Health Care Composite Performance Information)

Please confirm that the net performance is shown net of all fees and expenses, including sales loads, shown in the Fund’s fee table.

Response:	The Registrant confirms the net performance is shown net of all fees and expenses shown in the Fund’s fee table. No sales loads are imposed by the Fund.

October 26, 2022 Page 9

COMMENT 23:

(Prospectus – The Subadviser – Westfield Health Care Composite Performance Information)

Please represent that the use of the adjusted fees and expenses does not result in performance that is higher than it would be using the actual fees and expenses of the composite.

Response:	As noted in response to Comment 21 above, the net performance of the composite represents the fees and expenses of the Fund. Accordingly, the Registrant believes that that performance presentation is appropriate.

COMMENT 24:

(Prospectus – The Subadviser – Westfield Health Care Composite Performance Information)

Please represent that Fund has the records needed to calculate the composite performance as required Rule 204-2(a)(16).

Response:	The Registrant notes that the Subadviser keeps the records needed to calculate the performance of the composite. The Registrant has reviewed the records necessary to support the performance calculations used in the composite and the Fund could obtain the necessary support from the Subadviser upon request.

COMMENT 25:

(SAI – Fundamental Investment Restrictions)

Please confirm whether the sentence that states: “ with the exception of borrowings permitted by Investment Restriction (2) listed below” should be revised to refer to Investment Restriction (1).

Response:	The Registrant confirms and has revised the disclosure accordingly.

COMMENT 26:	(SAI – Fundamental Investment Restrictions) In Investment Restriction 3, please delete the reference to “sector” or revise to refer to industry or group of industries.

Response:	The Registrant has revised the disclosure consistent with the updates to the prospectus.

October 26, 2022 Page 10

COMMENT 27:	(SAI – Fundamental Investment Restrictions) With respect to Investment Restriction 4, please disclose the Investment Company Act requirements related to issuing of senior securities.

Response:	The Registrant has revised the disclosure accordingly.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

October 26, 2022 Page 11

Attachment

COMMENT 1:

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One Year	Three Years
$82	$255

October 26, 2022 Page 12

COMMENTS 2, 3, 6-10:

The Fund invests primarily in equity securities, principally common and preferred stocks of companies of any market capitalization. Under normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of companies principally engaged in the research, development, production, or distribution of products and services related to the health care industry (“health care companies”). Health care companies may include, for example, manufacturers of health care equipment and supplies, health care services providers, pharmaceutical companies, biotechnology and life sciences companies, and suppliers of technologies for use by health care companies. The Fund may invest in issuers of all market capitalizations, including larger, established issuers and newer companies with little or no current revenues. The Fund may invest in foreign securities (including through investment in depositary receipts), with such investments typically representing less than 35% of the Fund’s net assets.

Westfield Capital Management, Company, L.P. (“Westfield” or the “Subadviser”), the Fund’s subadviser, uses a bottom-up process to identify U.S. listed health care companies that meet the Subadviser’s strict fundamental criteria and then performs a qualitative review on each identified company to select approximately 30 to 50 companies for inclusion in the Fund’s portfolio. The subadviser considers a number of factors in the course of its fundamental research, including but not limited to valuation, competitive advantage, market opportunity, financial metrics, capital structure, and management track record of execution. The Subadviser’s research may include personal interviews and other contact with company management.

In constructing the Fund’s portfolio, the Subadviser seeks to identify health care companies that it believes possess the following characteristics:

•	Superior company management;

•	Significant insider ownership;

•	Unique market positions and broad market opportunities; and

•	Solid financial controls and accounting processes.

The Subadviser may sell a security if the security reaches or falls below a predetermined price target, a change in the company’s fundamentals negatively impacts the Subadviser’s original investment thesis, or the Subadviser identifies what it believes to be a more attractive investment opportunity.

The Fund is classified as non-diversified, which means the Fund may invest in the securities of a smaller number of issuers than a diversified fund.

The Fund concentrates its investments (i.e., holds more than 25% of its total assets) in the securities of issuers in the health care industry or group of industries~~/sector~~.